CITADEL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:

Cash	$	449,462
Securities owned, at fair value		9,252,290
Securities borrowed		1,388,434
Receivable from clearing organizations and custodians		469,819
Receivable from brokers and dealers		462,444
Receivable for order flow		36,807
Exchange memberships and trading rights (fair value $29,110) (Note 2)		28,961
Other assets		10,649
Securities purchased under agreements to resell		7,749
Dividends receivable		3,669
Total assets	$	12,110,284

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:

Securities sold, not yet purchased, at fair value	$	7,298,121
Payable to brokers, dealers, clearing organizations, and custodians		2,311,836
Securities sold under agreements to repurchase		1,308,321
Payable for order flow		75,447
Payable to affiliates		66,729
Other liabilities		24,354
Exchange, clearance, and regulatory fees payable		24,056
Securities loaned		20,837
Dividends payable		8,785
Total liabilities		11,138,486
Member's capital		971,798
Total liabilities and member's capital	$	12,110,284

See notes to statement of financial condition.